CREAM MINERALS DE MEXICO S.A. DE C.V.

Ferdinand Holcapek, P. Eng., Geology

Circuito Las Brisas 439

Fracc. Los Remedios

C.P. 3410 Durango, Dgo,

Mexico

52(618) 812-57-66

HolcMex@aol.com

CERTIFICATE OF AUTHOR

I, Ferdinand Holcapek, P. Eng., Geology, do hereby certify that:

1.

I am currently employed as Director General and Exploration Geologist in Charge of Exploration with Cream Minerals De Mexico S.A. De C.V.

2.

I graduated with a BSc in Geology, (Minor in Geophysics) in 1969 from the University of British Columbia and passed the Examination of the Association of Professional Engineers of British Columbia in 1973.

3.

I am registered with the Association of Professional Engineers and Geoscientists of British Columbia since 1973, license # 104730 as a P. Eng., Geology, and I am a Member,  in good  standing, of I The Canadian Institute of Mining, Metallurgy and Petroleum.

4.

I have worked in Mining Exploration for 47 years and as an Exploration Geologist for 39 years. Since 1975, I have been engaged in the evaluation and exploration of Epithermal Gold Deposits in the USA, Mexico, and Central America.

5.

I have read National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for purpose of NI 43-101.

6.

This report is based on fieldwork conducted during 2000 to 2008 and the diamond drill programs conducted in 2002, 2003 - 2004 and from October 2006 to September 2007 directed by Ing. German Francisco R. (2003 - 2007) under the supervision of the writer (2000 – 2007)

7.

I am solely responsible for the preparation of this Technical Report titled, “Revised Evaluation Report Dos Hornos and Veta Tomas Gold - Silver Structures, Nuevo Milenio Project Municipality of Xalisco, Tepic Area, Nayarit State, Mexico, Latitude: 210 21’ 35”North, Longitude; 1040 46’53” West”, and dated December 24, 2008 (the “Technical Report”).

8.

I have last visited the property that is subject of this Technical Report in November 2008.

9.

As of the date of the certificate to the best of my knowledge and belief the Technical Report contains all scientific information that is required to be disclosed, to make the Technical Report not misleading.

10.

I am a Director and a shareholder of Cream Minerals Ltd. I am Director General of Cream Minerals De Mexico S.A. De C.V. and as such directly responsible for the execution of the fieldwork and interpretation of the results, and in accordance with the application of Section 1.4 of National Instrument 43 - 101 not an independent qualified person.

11.

I have read National Instrument 43-101 and Form 43 – 101 F1 and this Technical Report has been prepared in compliance with that Instrument and Form.

Dated this 24th day of December 2008

Signed and Sealed

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Ferdinand Holcapek, P.Eng.

License # 104730